Eaton Corporation
Third Quarter 2005 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Nine
	months
	ended
	Sept. 30,	Year ended December 31
	2005	2004	2003	2002	2001	2000
Income from continuing operations before income taxes	$ 752	$781	$508	$399	$278	$552

Adjustments
Minority interests in consolidated subsidiaries	4	7	12	14	8	8
Income of equity investees	—	—	(3)	(1)	—	(1)
Interest expensed	82	88	93	110	149	182
Amortization of debt issue costs	1	1	2	2	1	1
Estimated portion of rent expense representing interest	29	38	38	34	38	39
Amortization of capitalized interest	9	17	13	13	13	10
Distributed income of equity investees	4	3	—	—	—	1

Adjusted income from continuing operations before income taxes	$ 881	$935	$663	$571	$487	$792

Fixed charges
Interest expensed	$ 82	$88	$93	$110	$149	$182
Interest capitalized	7	7	7	8	12	22
Amortization of debt issue costs	1	1	2	2	1	1
Estimated portion of rent expense representing interest	29	38	38	34	38	39

Total fixed charges	$ 119	$134	$140	$154	$200	$244

Ratio of earnings to fixed charges	7.40	6.98	4.73	3.71	2.44	3.25
Income from continuing operations before income taxes for years before 2002 includes amortization expense related to goodwill and other intangible assets. Upon adoption of Statement of Financial Accounting Standard No. 142 on January 1, 2002, Eaton ceased amortization of goodwill and indefinite life intangible assets.

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